Exhibit 99.23

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Announces the Initiation of Phase II Clinical Study of CaPre® for the treatment of Hypertriglyceridemia

Acasti reaches important milestone in the development of CaPre® as a preferred treatment option for high triglycerides

Laval, Québec, CANADA – October 4, 2011 – Acasti Pharma Inc.(Acasti) (TSX.V:APO), a subsidiary of Neptune Technologies & Bioressources Inc. (Neptune), announces the initiation of the clinical stage of its development by enrolling the first patients in its phase II clinical trial to assess the safety and efficacy of its prescription drug candidate, CaPre®, for patients with hypertriglyceridemia.  This corporate milestone aligns with Acasti’s goal ofcreating higher value for its shareholders, by allowing the Company to advance into the clinical stage of its drug development program, having successfully completed the preclinical stage, and having obtained Canadian regulatory and ethical committee approvals.

“CaPre® is a novel compound that has repeatedly demonstrated preclinical significant lipid management activity superior to existing treatment options for high triglycerides. Preclinical results have shown that CaPre®, at a low human equivalent dose of 0.5 to 2g per day, is safe and effective in managing cardiometabolic disorders by reducing triglycerides by 60% while significantly increasing HDL, reducing LDL and controlling glucose intolerance in the animal models” stated Dr. Tina Sampalis, President. “Once approved, CaPre® could be targeting 93% of more than 40 million Americans with moderately high to very high triglycerides compared to only 7% targeted by the leading prescription omega-3 drug in the USA, making it an attractive future opportunity for pharmaceutical alliances” she added.

“We are very pleased to enroll the first patients to be treated with CaPre®. The CaPre® clinical study will give us a first look at the potential benefits of CaPre® in this large patient population of individuals with hypertriglyceridemia. We believe CaPre® will further benefit this dyslipidemic population with a concurrent LDL (bad cholesterol) reduction and HDL (good cholesterol) increase, in comparison to existing options that reduce triglycerides with minimal affect on HDL and increasing LDL, making CaPre® a potential best-in-class” stated Dr. Harlan Waksal, Executive Vice-President.  “The AHA 2006 to 2010 statistical fact sheets updates reported that more than 145 million Americans have been diagnosed with cardiometabolic disorders and, according to the 2009 Heart Disease and Stroke Statistics Update, the estimated direct and indirect costs of cardiovascular disease and stroke in the United States totaled USD 475 billion, of which USD 52 billion was spent only on medications representing a great market opportunity for CaPre®” he added.

The Principal Investigator of the trial, Dr. Jacques Genest stated, “This study was designed with input from world renowned experts in the field and reviewed by Health Canada.  Elevated triglycerides are an independent risk factor; it is important to understand the clinical utility of phospholipid omega-3 fatty acids and how they might differentiate from existing treatment options. This study of CaPre® will contribute significantly to our knowledge of this new drug class.”

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids.  Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Dave Burwel
+1 888.221.0915
dave@howardgroupinc.com
www.howardgroupinc.com
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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.